THE UNIVERSAL FLU VACCINE



BiondVax Pharmaceuticals Ltd.

CORPORATE PRESENTATION
JULY 2015

CONTACT INFORMATION:
info@biondvax.com
www.biondvax.com

SAFE HARBOR STATEMENT

This presentation is not a prospectus or offer of securities for subscription or sale in any jurisdiction.

All statements in this communication, other than those relating to historical facts, are "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995.You can identify forward-looking statements by terms including "anticipates," "believes," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "projects," "should," "will," "would," and similar expressions intended to identify forward-looking statements. These forward-looking statements relate to our business and financial performance and condition, as well as our plans, strategies, objectives and expectations for our business, operations and financial performance and condition. However, these forward-looking statements are not guarantees of future performance and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from our expectations include, among others: the risk that drug development involves a lengthy and expensive process with uncertain outcome; BiondVax's ability to successfully develop and commercialize its pharmaceutical product; the length, progress and results of any clinical trials; the introduction of competing products; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals to commercialize BiondVax's products; the difficulty in evaluating business prospects; lack of sufficient funding to finance the clinical trials; termination of license agreement with Yeda which is the owner of certain patents, patent applications and other intellectual property, as a result of dispute that can arise with Yeda or the failure of BiondVax to comply with financial and other terms of the license; the difficulty of predicting actions of the U.S.A FDA; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; changes in the global pharmaceutical industry; changes in customers' budgeting priorities; European Medicines Agency and other regulatory authority approvals; natural disasters; labor disputes; rising interest rates; general market, political or economic conditions in the countries in which we operate; pension and health insurance liabilities; volatility or crises in the financial market; arbitration, litigation and regulatory proceedings; and war or acts of terror;

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. You should not unduly rely on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. Readers are urged to carefully review and consider the various disclosures made in the Company's SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. These forward-looking statements speak only as of the date of this presentation, and we assume no obligation to update or revise these forward-looking statements for any reason, whether as a result of new information, future events or otherwise, except as required by law.

Investment Highlights

- The Flu and significant limitations of current flu vaccines
- **BiondVax Universal Flu Vaccine** - One vaccine for any and every flu
- Advanced clinical stage - Progressing toward Phase 3
- Addressing a multi billion dollar market
- First mover advantage and best in class potential

Game changer for the world healthcare system

BiondVax Pharmaceuticals Ltd.


Flu
infects
up to 20%
of the
population
each year
… and kills


SEPTEMBER 26, 2005
TIME
IRAQ: IS IT TOO LATE TO WIN THIS WAR?
AVIAN FLU
DEATH THREAT
SPECIAL REPORT: Inside the global race to avert a pandemic

Interview by Ezra Klein on VOX

Bill Gates: "I rate the chances of a widespread epidemic in my lifetime at well over 50%"



https://youtu.be/9AEMKudv5p0

Pandemic Flu

The Washington Post

Dog flu now in 12 states

May 22, 2015

The New York Times

Food Companies Fear Bird Flu May Cause Egg Shortages

May 21, 2015

Mail Online

Monday, January 26, 2015

Girl, five, dies from a strain of the flu she was vaccinated against

The Telegraph

NHS crisis fears as flu levels hit a three-year high

December 18, 2014

Seasonal Flu

A Seasonal Problem… A Pandemic Threat

The Flu Virus: Unpredictable, Fast Mutating

Seasonal Flu

- Per year: 23,000 deaths[1] (21,000 elderly) & 200,000 hospitalizations[2] in just the US
- 8th leading cause of death[3] (US), Worldwide death toll of 250,000-500,000 annually[4]
- $87B economic burden[5] in the US of which $56B is in the elderly

Pandemic Flu

- When?… Where?… Which?… pandemic strain
- Pandemic strain: a new to Humans
- Past century: 4 major pandemics with over 100M deaths[5]
- The 1918 Spanish Flu cost to global GDP[6] was 4.8% or over $3T in today's dollars



[1] http://www.cdc.gov/mmwr/preview/mmwrhtml/mm5933a1.htm#tab2; [2] http://www.cdc.gov/flu/about/qa/disease.htm;
[3] http://www.cdc.gov/nchs/fastats/deaths.htm; [4] http://www.who.int/mediacentre/factsheets/fs211/en/
[5] Molinari et. al, The annual impact of seasonal influenza in the US, Vaccine 25 (2007) 5086–5096;
[6] 1918 Influenza: the Mother of All Pandemics, Volume 12, Number 1—January 2006, CDC; [7] World Bank 2014:Pandemic Risk

Current Vaccine Fall Short: The Mismatch



Why current solutions fall short…

- Next year's seasonal flu vaccine is an educated guess: the **mismatch phenomenon**
- A particular seasons' vaccine will not necessarily protect against the next season flu strains
- About **6 month production lag** of strain specific vaccines: once mismatch revealed at onset of flu season, too late for new production
- Vaccine effectiveness **even lower in the elderly**

Seasonal Flu Vaccine Effectiveness (VE)
CDC data[1], flu seasons 2004-2015


2004-05 10%
2005-06 21%
2006-07 52%
2007-08 37%
2009-10 56%
2010-11 60%
2011-12 47%
2012-13 49%
2013-14 51%
2014-15 19%
Most recent flu season
100%
& only 9% VE in Elderly[2]

[1] http://www.cdc.gov/flu/professionals/vaccination/effectiveness-studies.htm?mobile=nocontent
[2] http://www.who.int/immunization/research/meetings_workshops/2a_Graham_pdvac_sept14.pdf

Meeting its Milestones

Solid Science, Advance Clinical Stage, Strong IP

WEIZMANN INSTITUTE OF SCIENCE

Technology developed by Prof. Ruth Arnon

Mid 90's



Well known for the development of

COPAXONE TEVA

2005

BiondVax Operational

June 2007 TASE:BVXV

2008

1st of two Phase 1/2 (IL)

2010

1st of three Phase 2 (IL)

BiondVax Today

May 2015 Nasdaq: BVXV

2017/18

EOP2M[1] Phase 3 ready

FDA

EUROPEAN MEDICINES AGENCY

Upcoming Milestones

- ✓ **Q2 2015**: BVX-006 trial (Israel) results
- **Q4 2015**: BVX-007 trial (Europe) initiation
- **H2 2015**: Contracting CMO for clinical phase 3 & commercial batches
- **H2 2016**: BVX-007 trial (Europe) results

[1] End of Phase 2 Meeting with the FDA prior to phase 3

BiondVax's: Thinking Outside the Box

The Influenza Virus


Matrix protein (M_1)
NucleoProtein (NP)
HemAgglutinin (HA)
BiondVax
M-001

How: Target Common Regions

Nine common regions (epitopes) of flu strains are connected to make one recombinant protein called M-001 produced in *E.coli*

Universal Flu Vaccine

A common denominator for Seasonal & Pandemic strains

BiondVax's Key Advantages

BiondVax's M-001	Existing vaccines
Universal: **Broad coverage**	Strain specific
Single formulation covering all flu strains & **year-round vaccination**	New vaccine every year
Quick, robust **year-round production** (6-8 weeks)	**Long (4-6 month)** production cycle
Activates both arms of the immune system, enhances existing vaccines	Limited effect
Non allergenic	Hen egg allergy

M-001: Enhances Seasonal & Pandemic Vaccines

Human Trials	Mouse Model

Human Trial BVX005
2012, age 65+



TIV
M-001 once + TIV
% seroconversion
50
40
30
20
10
0
*
A/California/7/09 H1
A/Perth/16/09 H3
B/Brisbane/60/08
H1N1 Swine

Human Trial BVX003
2009, age 55-75



TIV
Twice M-001 + TIV
% seroconversion
80
60
40
20
0
A/Brisbane/59/07
A/Brisbane/10/07
B/Brisbane/60/08

Avian H5N1
Clade 1



% seroconversion (HAI)
100
80
60
40
20
0
*
H5N1 vaccine
M-001 + H5N1 vaccine

Avian H7



% seroconversion (HAI)
100
80
60
40
20
0
*
H7 vaccine
M-001+H7 vaccine

Broadened coverage to H5 and H7 Strains NOT in vaccine



% seroconversion (HAI)
100
80
60
40
20
0
*
clade 2.1
clade 2.2
clade 2.3
H5N1 Avian strains
M-001+ H5N1 Avian



% seroconversion
100
80
60
40
20
0
*
*
*
H7N3
H7N7
H7N9
H7 Avian strains
M-001+ H5N1 Avian

[1] **Seroconversion:** % of subject with mean fold increase in HAI GMT ≥4x and HAI GMT≥ 1:40 post-immunization

* P<0.05

M-001: Standalone Cell-Mediated Efficacy

Proliferation to M-001 (equivalent to HAI to TIV)


Young Adults – BVX002
Non-adjuvanted *
Lymphocytes prolif (cpm)
40000
35000
30000
25000
20000
15000
10000
5000
0
PBS
M-001
Older Adults – BVX003
Non adjuvanted **
30000
25000
20000
15000
10000
5000
0
PBS
M-001

Significant PBMC Proliferation to M-001

Specific Immunity to Multiple Flu Strains


PBS
M-001
% Responders
80%
60%
40%
20%
0%
B/Mal
A/California H3
A/NC H1
HA 307
NP 206

Significant Lymphocyte Proliferation Across Multiple Flu Strains, Peptides & M-001

Significant CD8 & IFN-gamma in Elderly


Elderly – BVX005
Baseline
Day 42 (after M-001 x2)
% positive of all cells
0.45
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
A/Brisbane/10/07 H3N2
A/California/7/09 H1N1
A/Perth/16/09 H3N2
B/Brisbane/60/08
Flumist 2011

Cellular immunity conferred by the M-001 to multiple flu strains

Significant CD4 & IFN-gamma in Elderly


Elderly – BVX005
0.3
0.25
0.2
0.15
0.1
0.05
0
A/Brisbane/10/07 H3N2
A/California/7/09 H1N1
A/Perth/16/09 H3N2
B/Brisbane/60/08
Flumist 2011

Cellular immunity conferred by the M-001 to multiple flu strains

BVX-006 Trial 2014/15

- **Trial Rationale:** confirm safety and immunogenicity with 1mg dose
  - M-001 is intended for the elderly and for pandemic outbreaks
  - Enhanced immunity by elevated dose
- **Results:** M-001 was Safe & Immunogenic

Group	Treatment		N (50-65Y)
	Day 0, 21, 42	Day 63	
1	M-001 0.5mg x3	TIV	12
2	M-001 1.0mg x3	TIV	12
3	Placebo x3	TIV	12

BVX-006 Results: M-001 is Safe & Immunogenic

All Adverse Events are Mild, Comparable in Experimental & Control

	M-001 0.5mg + TIV	M-001 1.0 mg + TIV	Placebo + TIV
Possibly/related Adverse Events	3	1	5
Possibly/related Severe Adverse Events	0	0	0

M-001 Provides Safety Net to Multiple Flu Strains


H1N1: A/Brisbane/59/07
H3N2: A/Texas/50/12
A/Switzerland/9715293/13 (Drifted strain)
B/Brisbane/60/08
baseline
post immun
GMT of HAI
*
TIV
M-001 1.0mg + TIV
M-001 0.5mg + TIV
0
5
10
15
20
25
30
35
50
100
150
200
250
300
350
400
450

* p≤0.05

Five Successful Clinical Trials

M-001: Safe and Immunogenic in Young Adults to Elderly

- **No** treatment-related Severe Adverse Events
- Most adverse events were **mild**
- All adverse events observed were **transient**
- **Both Cellular & Humoral immunity were induced**

Phase	Trial	Year	Population (age)	Total Patients	Status	Results
1/2	BVX-002	2009	Younger Adults (18-49)	63	Completed	M-001 was well tolerated and a humoral and cellular immune reaction was revealed
1/2	BVX-003	2010	Older Adults (55-75)	60	Completed	
2	BVX-004	2011	Younger Adults (18-49)	200	Completed	
2	BVX-005	2012	Elderly (65+)	120	Completed	
2	BVX-006	2015	Older Adults (50-65)	36	Completed	
				479		
2	BVX-007	2015	Adults (18-60)	222	Ongoing (results expected H2, 2016)	

CLEAR REGULATORY & GO-TO-MARKET STRATEGY

One Vaccine – Multiple Indications/Products


BiondVax
M-001

Primer Vaccine

- Pandemic primer for national stockpile
- Seasonal primer for the elderly

- Leverage existing marker
- Smaller clinical trials
- Shorter time-to-market

Standalone Vaccine

- Independent universal vaccine for multiple strain

- Clinical efficacy: Reduction of illness rate and severity
- Replace existing vaccines



2017/18 EOP2M[3] → Ph3 **Seasonal Primer** *or* Ph3 **Pandemic Primer** → ***First marketing authorization*** (FDA, $ *start*) → Ph4 **Seasonal Primer** → ***Permanent marketing authorization: seasonal*** → Ph3 **Universal Standalone Vaccine** → ***Universal standalone vaccine authorization***

[1]US population 320M, critical workforce 15% population, third of stockpile replaced annually at a $25 cost per regimen; Critical workforce: i.e. medical staff, security forces and at risk populations
[2]US population 320M, 15% elderly, 50% penetration rate, $21 cost per regimen ; [3] End of Phase 2 Meeting with the FDA prior to phase 3

PANDEMIC PREPAREDNESS PLAN (PPP)


Pandemic Declaration
Today's situation:
1st Vaccination
2nd Vaccination
1 2 3 4 5 6 7 8 9 months
Saving time = Saving lives
BiondVax's PPP:
Pandemic Primer
National stockpile
Strain-specific Vaccination

BiondVax's PPP key benefits

- ✓ National stockpile for **critical workforce**[1] **- 15%** of population: medical staff, security forces and at risk populations
- ✓ Vaccination schedule starts **immediately** upon **any** pandemic declaration (instead of 6 months later)
- ✓ **More subjects reach level of protection** against pandemic and evolving strains after **only one boost**



[1] Influenza A (H5N1) Vaccine Stockpile and Inter-Pandemic Vaccine Use (WHO): www.who.int/immunization/sage/meetings/2013/november/SAGE_WG_H5vaccine_background_paper_16Oct2013_v4.pdf

The Elderly – At Risk and In Need



- ~90% of seasonal flu related death occurs in elderly
- Seasonal vaccine effectiveness is only 9% for elderly
- ~80% of elderly 65+ suffer chronic illnesses
- **Influenza worsens outcomes of chronic illness**
- Elderly flu cost estimated[1] at $56B per year (hospitalization, mortality, lost earnings)

CDC: *"How effective is the flu vaccine in the elderly?*
Older people with weaker immune systems often have a lower protective immune response after flu vaccination compared to younger, healthier people. ***This can result in lower vaccine effectiveness ..."***

http://www.cdc.gov/flu/about/qa/vaccineeffect.htm

WHO: *"In industrialized countries,* ***most influenza deaths occur in elderly – TIV effectiveness is as low as 9%*** *in this population..."*

http://www.who.int/immunization/research/meetings_workshops/2a_Graham_pdvac_sept14.pdf

[1] Molinari et. al, The annual impact of seasonal influenza in the US, Vaccine 25 (2007) 5086–5096
[2] CDC, May 9 2014 , http://www.cdc.gov/flu/news/flu-study-hospitalizations.htm#note

BiondVax: First-in-class, Best-in-class

Player	Technology	Strength	Phase: Pre-clinical	Phase: I	Phase: II	Progress reported
BiondVax Pharmaceuticals Ltd.	Synthetic protein B- & T-cell peptides (HA, M1, NP)	• Broad coverage • No. human clinical trials • No. & Young to elderly • Step-wise strategy for multiple indications		N=479		Q2-2015
Immune Targeting Systems	T-cell peptides (PA, PB1, PB2, NP, M1)	• Depot effect particles		N=217		Q1-15 Acquired by Vaxin (not in pipeline)
SEEK	4 T-cell peptides	• Small challenge trial		N=80		Q4-2013 FP7 EU grant
inovio	DNA constructs encoding HA proteins	• Versatile technology of mix and match	N=60			Q3-2012 Phase 1
FluGen	Single replication virus, M2SR	• Immunogenic in mice				Q2-2014 Raised $3.4M
okairos	T-cell vaccine based on adenovirus vector	• Innovative approach, immunogenic in mice				Q1-2015 Results in mice
Academic labs, SANOFI, MedImmune	Synthetic nanoparticles produced as a fusion protein, COBRA: HA Stem Abs	• Innovative approach, immunogenic in ferrets				Q1-2013 Results in animals

Summary Financial Data

Financial Data Highlights

- **Successful IPO on Nasdaq** in May 2015: $10M Gross
- **IFRS**; calendar year basis
- **Lean structure**: 16 employees
- ADS / share ratio 1:40 : 3.3M outstanding ADS' (5.9M fully diluted)

TEL-AVIV STOCK EXCHANGE

Company's ordinary shares trade under ticker:

BVXV

NASDAQ

Company's American Depository Shares (representing 40 ordinary shares) trade under ticker:

BVXV

Balance Sheet Highlights

- **$22M** total investment to date
- **$11M** cash on hand
- **No debt**
- Sufficient funds to support operations for ~ **3 years** (at 250K/month)
- Not including clinical studies which are sponsored by 3rd parties
- $3.6M royalty-based liabilities from OCS grants (off balance sheet)

PEER COMPANIES

Publicly Traded Peers

NOVAVAX

Nasdaq: NVAX

- MCap **~$2.4B** based on its VLP production platform for RSV vaccine and seasonal influenza (Ph2)

inovio PHARMACEUTICALS

NYSE: INO

- Mcap **~$600M** based on its DNA vaccine technology for HPV vaccine (Ph2) and influenza vaccine (Ph1)

Recent Sector M&A

okairos from genes to vaccines

GSK Acquisition - 2013

- **$325M** in cash for genetic vaccine platform based on adenoviral vector for HCV & Malaria vaccines (Ph2), and HIV & RSV (Ph1), and universal influenza vaccine (Pre-clinical)

medicaGO

Mitsubishi Tanabe Acquisition - 2013

- **$357M** in cash for VLP production platform in tobacco for pandemic (Ph2) and seasonal QIV (Ph1) influenza vaccines

BiondVax Pharmaceuticals Ltd.

- ✓ **Multiple indications/products**
- ✓ **Addressing large and growing markets**
- ✓ **Advanced Phase 2, preparing for Phase 3**
- ✓ **Consistent data indicating safety and superior efficacy**

Flu Vaccines – A Large and Growing Market

Global Flu Vaccine Sales - 2013[1]

Others
2014: Pfizer bought Baxter's Flu vaccine unit

sanofi pasteur
$1,077M

AstraZeneca
$245M



Others 19%
Sanofi 33%
AZ 11%
GSK 18%
CSL+Novartis 19%

GlaxoSmithKline
$395M
2014: GSK bought Novartis' vaccine unit except the Flu

CSL **$432M**
2014: CSL bought Novartis' Flu vaccine unit

Flu Vaccine Market

Seasonal Flu

- **Worldwide**[2]: **$3.2B** global market in 2013; expected to grow to **$5.3B** by 2021
- **US**: **$1.4B** in 2012 growing to **$2.6B** by 2022[2]
- **~140M** doses in just the US[2]
- Forecasted **CAGR of 5.7%**[2]

Pandemic Flu

- Swine Flu (A/H1N1) 2009 + first half of 2010 sales: **~$6.4B** worldwide by Novartis, GSK and Sanofi (on top of seasonal flu vaccine sales)[3]

*"...part of the **national strategy for pandemic influenza**, the United States' plan is to stockpile enough pre-pandemic influenza vaccines to **cover 20 million** in the critical workforce."*[4]

*"The United States has spent approximately **$1 billion** in these [H5N1 flu vaccine stockpile] efforts to date."*[4]

[1] PharmaPoint: Seasonal Influenza Vaccines- Global Drug Forecast and Market Analysis to 2022: Event-Driven Update, Feb, 2014
[2] Datamonitor report: DMKC0107117, Publication Date: 18/11/2013
[3] http://www.datamonitor.com/store/News/vaccine_market_overview_2010?productid=8F57A031-D082-4C88-957D-345C15952748
[4] http://www.who.int/immunization/sage/meetings/2013/november/SAGE_WG_H5vaccine_background_paper_16Oct2013_v4.pdf

Conclusion

- Significant limitations of current flu vaccines – Real unmet need
- **BiondVax Universal Flu Vaccine** - One vaccine for any and every flu
- Advanced clinical stage - Progressing toward phase 3
- Strong market opportunity - Addressing multi-billion dollar market
- Best in class potential - First mover advantage

➡ **Game changer for the world healthcare system**

BiondVax Pharmaceuticals Ltd.



BiondVax Pharmaceuticals Ltd.

A Game Changer for Influenza

Thank You

BiondVax Investor Relations:
biondvax@gkir.com
1 646 291 9246

MANAGEMENT







Ron Babecoff DMV, MEI	Tamar Ben-Yedidia PhD	Uri Ben-Or CPA, MBA	Shimon Hassin PhD	Limor Chen PhD
Founder, President & CEO	**CSO**	**CFO**	**COO**	**Director of BD**
• Degree from University of Liège (ULG) • Master in Entrepreneurship & Innovation (ISEMI, Swinburne) • Omrix Biopharmaceuticals Ltd (Marketing Manager) • Dexcel Pharma (Regional Export Manager)	• **Co-inventor of the universal flu vaccine** • Degree from Weizmann Institute of Science • Biotechnology General Ltd.	• Degree from College of Administration • Glycominds Ltd. (VP Finance) • Menorah Capital Markets (Comptroller)	• Degree from University of Maryland Biotechnology Institute • Kadimastem (CEO) • InSight Biopharmaceuticals (Head of Bioprocessing)	• Degree from Weizmann Institute of Science • Teva Pharmaceuticals (Project Leader) • BioLineRx (Drug Development Manager)

Board of Directors

Board	
Prof. Avner Rotman, PhD Chairman of the Board	Biodar (CEO), Rodar (Founder), Israel Biotech Organization (Chairman, Steering committee)
Mr. Jack Rosen Director	Rosen Partners LLC (Founder), CompreMedx Chairman), Kuala Healthcare (CEO&President), Fusion Telecommunications (Director)
Dr. George Lowell, MD Director	ID Biomedical (CSO), Intellivax (Founder), Walter Reed General Hospital (Consultant)
Prof. Moshe Many, MD, PhD Director	Teva Pharmaceuticals (Vice Chairman), Maccabi Health Care Fund (Deputy Chairman), Elbit Imaging (Director)
Ron Babecoff, DMV, MEI Founder President and CEO	Omrix Pharmaceuticals Ltd (Marketing Manager), Dexcel Pharma Technologies Ltd. (Formerly Dexxon, Regional Export Manager))
Mrs. Michal Marom Brikman, CPA Director	Linkury Technology International Group (CFO), Union Bank, Spectronix, Biomedix incubator, ADO group, Arko holdings, Algomizer (Director)
Prof. Liora Katzenstein External Director	Clal Industries & Investments (Director), Bezeq Globe (Director), RadWare and RadVision (Director)
Mrs. Irit Ben Ami, CPA, LLM External Director	Pitaro-Ben Ami Attorneys (Partner), Israel Petrochemical Enterprises (Director), Medivie Therapeutic Ltd. (Director)